UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TELULAR CORPORATION
(Name of Issuer)
Common Stock,
(Title of Class of Securities)
87970T208
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 87970T208
1	NAME OF REPORTING PERSON: BC Advisors, LLC I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 696,568*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 696,568*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,568*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%**
12	TYPE OF REPORTING PERSON HC/CO

* The shares are directly owned by SRB Greenway Opportunity Fund (QP), L.P. (“QP Fund”) and SRB Greenway Opportunity Fund, L.P. (“LP Fund” and together with QP Fund, the “Funds”).   SRB Management is the general partner and investment manager of the Funds.  BC Advisors, LLC (“BCA”) is the general partner of SRB Management.  Steven R. Becker and Matthew A. Drapkin are the sole members of BCA.

** Based on 14,934,038 shares of common stock of the Issuer issued and outstanding as of January 31, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2009.

CUSIP No 87970T208
1	NAME OF REPORTING PERSON: SRB Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER:0
	6	SHARED VOTING POWER : 696,568*
	7	SOLE DISPOSITIVE POWER:0
	8	SHARED DISPOSITIVE POWER: 696,568*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,568*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%**
12	TYPE OF REPORTING PERSON IA/PN

* The shares are directly owned by SRB Greenway Opportunity Fund (QP), L.P. (“QP Fund”) and SRB Greenway Opportunity Fund, L.P. (“LP Fund” and together with QP Fund, the “Funds”).   SRB Management is the general partner and investment manager of the Funds.  BC Advisors, LLC (“BCA”) is the general partner of SRB Management.  Steven R. Becker and Matthew A. Drapkin are the sole members of BCA.

** Based on 14,934,038 shares of common stock of the Issuer issued and outstanding as of January 31, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2009.

CUSIP No 8790T208
1	NAME OF REPORTING PERSON: Steven R. Becker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 696,568*
	7	SOLE DISPOSITIVE POWER: 0 *
	8	SHARED DISPOSITIVE POWER: 696,568*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,568*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%**
12	TYPE OF REPORTING PERSON HC/IN

* The shares are directly owned by SRB Greenway Opportunity Fund (QP), L.P. (“QP Fund”) and SRB Greenway Opportunity Fund, L.P. (“LP Fund” and together with QP Fund, the “Funds”).   SRB Management is the general partner and investment manager of the Funds.  BC Advisors, LLC (“BCA”) is the general partner of SRB Management.  Steven R. Becker and Matthew A. Drapkin are the sole members of BCA.

** Based on 14,934,038 shares of common stock of the Issuer issued and outstanding as of January 31, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2009.

CUSIP No 8790T208
1	NAME OF REPORTING PERSON: Matthew A. Drapkin I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 696,568*
	7	SOLE DISPOSITIVE POWER: 0 *
	8	SHARED DISPOSITIVE POWER: 696,568*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,568*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%**
12	TYPE OF REPORTING PERSON HC/IN

* The shares are directly owned by SRB Greenway Opportunity Fund (QP), L.P. (“QP Fund”) and SRB Greenway Opportunity Fund, L.P. (“LP Fund” and together with QP Fund, the “Funds”).   SRB Management is the general partner and investment manager of the Funds.  BC Advisors, LLC (“BCA”) is the general partner of SRB Management.  Steven R. Becker and Matthew A. Drapkin are the sole members of BCA.

** Based on 14,934,038 shares of common stock of the Issuer issued and outstanding as of January 31, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2009.

Item 1(a).	Name of Issuer: TELULAR CORPORATION.

Item 1(b).	Address of Issuer's Principal Executive Offices:

311 South Wacker Drive, Suite 4300, Chicago, IL 60606

Item 2(a).	Name of Person Filing:

See Item 1 of each cover page.

Item 2(b).	Address of Principal Business Office or if none, Residence:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

87970T208

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:
See Item 9 of each cover page.

(b)	Percent of Class:
See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Funds have the right to receive the dividends from and the proceeds from the sale of the shares.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2010
BC ADVISORS, LLC

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

/s/ Steven R. Becker

Steven R. Becker

/s/Matthew A. Drapkin

Matthew A. Drapkin

EXHIBIT 1

JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is, and all subsequent amendments thereto shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Dated February 15, 2010

BC ADVISORS, LLC

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

/s/ Steven R. Becker

Steven R. Becker

/s/ Matthew A. Drapkin

Matthew A. Drapkin